UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

U.S. WELL SERVICES, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91274U200

(CUSIP Number)

Matt D. Wilks

C/O Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

Telephone: (817) 850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91274U200	SCHEDULE 13D	Page 2

1.	NAMES OF REPORTING PERSONS Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,012,464 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,012,464 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,012,464 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.26% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 6,976,744 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of U.S. Well Services, Inc. (the “Issuer”) issuable to THRC Holdings, LP (“THRC Holdings”) upon exercise of the Warrants, (ii) 761,905 shares of Class A Common Stock issuable to THRC Holdings upon exercise of the Purchased Warrants (as defined in Item 4) purchased by THRC Holdings from AG Energy Funding (as discussed in Item 4), (iii) 4,820,722 shares of Class A Common Stock issuable to THRC Holdings upon conversion of the $17,203,719 in aggregate principal amount and the PIK Interest (as defined in the 2021 Notes) thereunder as of March 31, 2022 of 16.0% Convertible Senior Secured (Third Lien) PIK Notes of the Issuer that are convertible into shares of Class A Common Stock of the Issuer (the “2021 Notes”), (iv) 57,403 shares of Class A Common Stock directly owned by THRC Holdings, (v) 4,963,638 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $21,740,734.54 in aggregate principal amount of the Cash Note (as defined in Item 4) and the PIK Interest (as defined in the Cash Note) thereunder as of March 31, 2022 purchased by THRC Holdings from AG Energy Funding (as discussed in Item 4), (vi) 3,105,819 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $21,740,734.54 in aggregate principal amount of the Exchange Note (as defined in Item 4) and the PIK Interest (as defined in the Exchange Note) thereunder as of March 31, 2022 purchased by THRC Holdings from AG Energy Funding (as discussed in Item 4), and (vii) 326,233 shares of Class A Common Stock issuable to THRC Holdings upon conversion of 5,198 of the shares of Series A Preferred Stock (as defined in Item 4) purchased by THRC Holdings from AG Energy Funding (as discussed in Item 4); provided, however, that the number of shares of Class A Common Stock issuable pursuant to the foregoing may, in some instances, be subject to limitations under the rules of the Nasdaq National Market or other trading market on which the Class A Common Stock is traded at the time. All shares of Class A Common Stock reported reflect the 1-for-3.5 reverse stock split effected by the Issuer on September 30, 2021.

(2)

Percent of class based on (i) 77,066,612 shares of Class A Common Stock issued and outstanding as of March 28, 2022, as reported in the Issuer’s Proxy Statement on Schedule 14A (“Proxy Statement”) filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2022, plus (ii) 6,976,744 shares of Class A Common Stock issuable to THRC Holdings upon the exercise of the Warrants, plus (iii) 761,905 shares of Class A Common Stock issuable to THRC Holdings upon the exercise of the Purchased Warrants, plus (iv) 4,820,722 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $17,203,719 in aggregate principal amount of the 2021 Notes and the PIK Interest thereunder as of March 31, 2022, plus (v) 4,963,638 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $21,740,734.54 in aggregate principal amount of the Cash Note and the PIK Interest thereunder as of March 31, 2022, plus (vi) 3,105,819 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $21,740,734.54 in aggregate principal amount of the Exchange Note and the PIK Interest thereunder as of March 31, 2022, plus (vii) 326,233 shares of Class A Common Stock issuable to THRC Holdings upon conversion of 5,198 shares of Series A Preferred Stock.

CUSIP No. 91274U200	SCHEDULE 13D	Page 3

1.	NAMES OF REPORTING PERSONS Staci Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,012,464 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,012,464 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,012,464 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.26% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 6,976,744 shares of Class A Common Stock of the Issuer issuable to THRC Holdings upon exercise of the Warrants, (ii) 761,905 shares of Class A Common Stock issuable to THRC Holdings upon exercise of the Purchased Warrants (as defined in Item 4) purchased by THRC Holdings from AG Energy Funding (as discussed in Item 4), (iii) 4,820,722 shares of Class A Common Stock issuable to THRC Holdings upon conversion of the $17,203,719 in aggregate principal amount and the PIK Interest (as defined in the 2021 Notes) thereunder as of March 31, 2022 of the 2021 Notes, (iv) 57,403 shares of Class A Common Stock directly owned by THRC Holdings, (v) 4,963,638 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $21,740,734.54 in aggregate principal amount of the Cash Note (as defined in Item 4) and the PIK Interest (as defined in the Cash Note) thereunder as of March 31, 2022 purchased by THRC Holdings from AG Energy Funding (as discussed in Item 4), (vi) 3,105,819 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $21,740,734.54 in aggregate principal amount of the Exchange Note (as defined in Item 4) and the PIK Interest (as defined in the Exchange Note) thereunder as of March 31, 2022 purchased by THRC Holdings from AG Energy Funding (as discussed in Item 4), and (vii) 326,233 shares of Class A Common Stock issuable to THRC Holdings upon conversion of 5,198 of the shares of Series A Preferred Stock (as defined in Item 4) purchased by THRC Holdings from AG Energy Funding (as discussed in Item 4); provided, however, that .the number of shares of Class A Common Stock issuable pursuant to the foregoing may, in some instances, be subject to limitations under the rules of the Nasdaq National Market or other trading market on which the Class A Common Stock is traded at the time. All shares of Class A Common Stock reported reflect the 1-for-3.5 reverse stock split effected by the Issuer on September 30, 2021.

(2)

Percent of class based on (i) 77,066,612 shares of Class A Common Stock issued and outstanding as of March 28, 2022, as reported in the Issuer’s Proxy Statement filed with the SEC on April 20, 2022, plus (ii) 6,976,744 shares of Class A Common Stock issuable to THRC Holdings upon the exercise of the Warrants, plus (iii) 761,905 shares of Class A Common Stock issuable to THRC Holdings upon the exercise of the Purchased Warrants, plus (iv) 4,820,722 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $17,203,719 in aggregate principal amount of the 2021 Notes and the PIK Interest thereunder as of March 31, 2022, plus (v) 4,963,638 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $21,740,734.54 in aggregate principal amount of the Cash Note and the PIK Interest thereunder as of March 31, 2022, plus (vi) 3,105,819 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $21,740,734.54 in aggregate principal amount of the Exchange Note and the PIK Interest thereunder as of March 31, 2022, plus (vii) 326,233 shares of Class A Common Stock issuable to THRC Holdings upon conversion of 5,198 shares of Series A Preferred Stock.

CUSIP No. 91274U200	SCHEDULE 13D	Page 4

1.	NAMES OF REPORTING PERSONS Farris Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,820,722 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,820,722 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,820,722 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.26% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of 4,820,722 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $17,203,719 in aggregate principal amount of the 2021 Notes and the PIK Interest thereunder as of March 31, 2022 held by Farris Wilks; provided, however, that the number of shares of Class A Common Stock issuable pursuant to the foregoing may, in some instances, be subject to limitations under the rules of the Nasdaq National Market or other trading market on which the Class A Common Stock is traded at the time.

(2)

Percent of class based on (i) 77,066,612 shares of Class A Common Stock issued and outstanding as of March 28, 2022, as reported in the Issuer’s Proxy Statement filed with the SEC on April 20, 2022, plus (ii) 4,820,722 shares of Class A Common Stock issuable to Farris Wilks upon conversion of $17,203,719 in aggregate principal amount of the 2021 Notes and the PIK Interest thereunder as of March 31, 2022.

CUSIP No. 91274U200	SCHEDULE 13D	Page 5

1.	NAMES OF REPORTING PERSONS THRC Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,012,464 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,012,464 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,012,464 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.26% (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of (i) 6,976,744 shares of Class A Common Stock of the Issuer issuable to THRC Holdings upon exercise of the Warrants, (ii) 761,905 shares of Class A Common Stock issuable to THRC Holdings upon exercise of the Purchased Warrants (as defined in Item 4) purchased by THRC Holdings from AG Energy Funding (as discussed in Item 4), (iii) 4,820,722 shares of Class A Common Stock issuable to THRC Holdings upon conversion of the $17,203,719 in aggregate principal amount and the PIK Interest (as defined in the 2021 Notes) thereunder as of March 31, 2022 of the 2021 Notes, (iv) 57,403 shares of Class A Common Stock directly owned by THRC Holdings, (v) 4,963,638 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $21,740,734.54 in aggregate principal amount of the Cash Note (as defined in Item 4) and the PIK Interest (as defined in the Cash Note) thereunder as of March 31, 2022 purchased by THRC Holdings from AG Energy Funding (as discussed in Item 4), (vi) 3,105,819 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $21,740,734.54 in aggregate principal amount of the Exchange Note (as defined in Item 4) and the PIK Interest (as defined in the Exchange Note) thereunder as of March 31, 2022 purchased by THRC Holdings from AG Energy Funding (as discussed in Item 4), and (vii) 326,233 shares of Class A Common Stock issuable to THRC Holdings upon conversion of 5,198 of the shares of Series A Preferred Stock (as defined in Item 4) purchased by THRC Holdings from AG Energy Funding (as discussed in Item 4); provided, however, that the number of shares of Class A Common Stock issuable pursuant to the foregoing may, in some instances, be subject to limitations under the rules of the Nasdaq National Market or other trading market on which the Class A Common Stock is traded at the time. All shares of Class A Common Stock reported reflect the 1-for-3.5 reverse stock split effected by the Issuer on September 30, 2021.

(2)

Percent of class based on (i) 77,066,612 shares of Class A Common Stock issued and outstanding as of March 28, 2022, as reported in the Issuer’s Proxy Statement filed with the SEC on April 20, 2022, plus (ii) 6,976,744 shares of Class A Common Stock issuable to THRC Holdings upon the exercise of the Warrants, plus (iii) 761,905 shares of Class A Common Stock issuable to THRC Holdings upon the exercise of the Purchased Warrants, plus (iv) 4,820,722 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $17,203,719 in aggregate principal amount of the 2021 Notes and the PIK Interest thereunder as of March 31, 2022, plus (v) 4,963,638 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $21,740,734.54 in aggregate principal amount of the Cash Note and the PIK Interest thereunder as of March 31, 2022, plus (vi) 3,105,819 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $21,740,734.54 in aggregate principal amount of the Exchange Note and the PIK Interest thereunder as of March 31, 2022, plus (vii) 326,233 shares of Class A Common Stock issuable to THRC Holdings upon conversion of 5,198 shares of Series A Preferred Stock.

CUSIP No. 91274U200	SCHEDULE 13D	Page 6

1.	NAMES OF REPORTING PERSONS THRC Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,012,464 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,012,464 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,012,464 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.26% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 6,976,744 shares of Class A Common Stock of the Issuer issuable to THRC Holdings upon exercise of the Warrants, (ii) 761,905 shares of Class A Common Stock issuable to THRC Holdings upon exercise of the Purchased Warrants (as defined in Item 4) purchased by THRC Holdings from AG Energy Funding (as discussed in Item 4), (iii) 4,820,722 shares of Class A Common Stock issuable to THRC Holdings upon conversion of the $17,203,719 in aggregate principal amount and the PIK Interest (as defined in the 2021 Notes) thereunder as of March 31, 2022 of the 2021 Notes, (iv) 57,403 shares of Class A Common Stock directly owned by THRC Holdings, (v) 4,963,638 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $21,740,734.54 in aggregate principal amount of the Cash Note (as defined in Item 4) and the PIK Interest (as defined in the Cash Note) thereunder as of March 31, 2022 purchased by THRC Holdings from AG Energy Funding (as discussed in Item 4), (vi) 3,105,819 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $21,740,734.54 in aggregate principal amount of the Exchange Note (as defined in Item 4) and the PIK Interest (as defined in the Exchange Note) thereunder as of March 31, 2022 purchased by THRC Holdings from AG Energy Funding (as discussed in Item 4), and (vii) 326,233 shares of Class A Common Stock issuable to THRC Holdings upon conversion of 5,198 of the shares of Series A Preferred Stock (as defined in Item 4) purchased by THRC Holdings from AG Energy Funding (as discussed in Item 4); provided, however, that the number of shares of Class A Common Stock issuable pursuant to the foregoing may, in some instances, be subject to limitations under the rules of the Nasdaq National Market or other trading market on which the Class A Common Stock is traded at the time. All shares of Class A Common Stock reported reflect the 1-for-3.5 reverse stock split effected by the Issuer on September 30, 2021.

(2)

Percent of class based on (i) 77,066,612 shares of Class A Common Stock issued and outstanding as of March 28, 2022, as reported in the Issuer’s Proxy Statement filed with the SEC on April 20, 2022, plus (ii) 6,976,744 shares of Class A Common Stock issuable to THRC Holdings upon the exercise of the Warrants, plus (iii) 761,905 shares of Class A Common Stock issuable to THRC Holdings upon the exercise of the Purchased Warrants, plus (iv) 4,820,722 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $17,203,719 in aggregate principal amount of the 2021 Notes and the PIK Interest thereunder as of March 31, 2022, plus (v) 4,963,638 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $21,740,734.54 in aggregate principal amount of the Cash Note and the PIK Interest thereunder as of March 31, 2022, plus (vi) 3,105,819 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $21,740,734.54 in aggregate principal amount of the Exchange Note and the PIK Interest thereunder as of March 31, 2022, plus (vii) 326,233 shares of Class A Common Stock issuable to THRC Holdings upon conversion of 5,198 shares of Series A Preferred Stock.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2021, as amended by Amendment No. 1 thereto filed with the SEC on July 15, 2021 and Amendment No. 2 thereto filed with the SEC on March 14, 2022 (the “Schedule 13D”), by the Reporting Persons relating to shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of U.S. Well Services, Inc. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

The source of funds for the purchases of the Cash Note, the Exchange Note and the Series A Preferred Stock (as such terms are defined in Item 4 below) was working capital of THRC Holdings.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On April 25, 2022, THRC Holdings entered into a Note Purchase Agreement (the “2022 Note Purchase Agreement”) with AG Energy Funding, LLC, a Delaware limited liability company (“AG Energy Funding”), pursuant to which, on April 29, 2022, THRC Holdings purchased from AG Energy Funding a (i) 16.0% Convertible Senior Secured (Third Lien) PIK Note in the principal amount of $21,454,672.24 that is convertible into shares of Class A Common Stock of the Issuer (the “Cash Note”) and (ii) 16.0% Convertible Senior Secured (Third Lien) PIK Note in the principal amount of $21,454,672.24 that is convertible into shares of Class A Common Stock of the Issuer (the “Exchange Note” and together with the Cash Note, the “Purchased Notes”) for an aggregate purchase price equal to 99% of the sum of (i) the aggregate outstanding balance of the Purchased Notes (including any PIK Interest) and (ii) accrued and unpaid interest of the Purchased Notes through April 29, 2022, which as of the date thereof was $43,046,654.38.

On April 28, 2022, THRC Holdings entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with AG Energy Funding, pursuant to which, on April 29, 2022, THRC Holdings purchased from AG Energy Funding 5,198 shares of Series A Redeemable Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) of the Issuer and 2,666,669 warrants (the “Purchased Warrants”) exercisable for 761,905 shares of the Issuer’s Class A Common Stock, for an aggregate purchase price equal to 85% of the liquidation preference of the Series A Preferred Stock, as adjusted pursuant to the terms of the Series A Preferred Stock, as of April 29, 2022, which as of the date thereof was $6,474,918.36.

The foregoing descriptions of the 2022 Note Purchase Agreement, the Cash Note, the Exchange Note, the Securities Purchase Agreement and the Purchased Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the 2022 Note Purchase Agreement, the Form of Cash Note, the Form of Exchange Note, the Securities Purchase Agreement and the Form of Purchased Warrant, which are filed as Exhibits 1 through 5 to this Amendment, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in its entirety each of Item 5(a), 5(b) and 5(c) as follows:

(a)–(b) Each Reporting Person’s beneficial ownership of the Class A Common Stock as of the date of this Amendment is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 25,833,187 shares of Class A Common Stock, or 33.52% of the issued and outstanding shares of Class A Common Stock in the aggregate.

THRC Holdings may be deemed to directly beneficially own 21,012,464 shares of Class A Common Stock, representing 27.26% of the issued and outstanding shares of Class A Common Stock, based on (i) 77,066,612 shares of Class A Common Stock issued and outstanding as of March 28, 2022, as reported in the Issuer’s Proxy Statement on Schedule 14A (“Proxy Statement”) filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2022, plus (ii) 6,976,744 shares of Class A Common Stock issuable to THRC Holdings upon the exercise of the Warrants, plus (iii) 761,905 shares of Class A Common Stock issuable to THRC Holdings upon the exercise of the Purchased Warrants, plus (iv) 4,820,722 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $17,203,719 in aggregate principal amount of the 2021 Notes and the PIK Interest thereunder as of March 31, 2022, plus (v) 4,963,638 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $21,740,734.54 in aggregate principal amount of the Cash Note and the PIK Interest thereunder as of March 31, 2022, plus (vi) 3,105,819 shares of Class A Common Stock issuable to THRC Holdings upon conversion of $21,740,734.54 in aggregate principal amount of the Exchange Note and the PIK Interest thereunder as of March 31, 2022, plus (vii) 326,233 shares of Class A Common Stock issuable upon conversion of 5,198 shares of Series A Preferred Stock.

THRC Management, as General Partner of THRC Holdings, has exclusive voting and investment power over securities beneficially owned by THRC Holdings, and therefore, may be deemed to share beneficial ownership of such securities. Dan Wilks, as sole Manager of THRC Management, together with his spouse, Staci Wilks, who share the same household, may be deemed to exercise voting and investment power over securities beneficially owned by THRC Holdings, and therefore may each be deemed to share beneficial ownership of such securities.

Farris Wilks may be deemed to directly beneficially own 4,820,722 shares of Class A Common Stock, representing 6.26% of the issued and outstanding shares of Class A Common Stock, based on (i) 77,066,612 shares of Class A Common Stock issued and outstanding as of March 28, 2022, as reported in the Issuer’s Proxy Statement filed with the SEC on April 20, 2022, plus (ii) 4,820,722 shares of Class A Common Stock issuable to Farris Wilks upon conversion of $17,203,719 in aggregate principal amount and the PIK Interest thereunder as of March 31, 2022.

The number of shares of Class A Common Stock issuable pursuant to the foregoing may, in some instances, be subject to limitations under the rules of the Nasdaq National Market or other trading market on which the Class A Common Stock is traded at the time.

(c) The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 5(c).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

Series A Redeemable Convertible Preferred Stock

Pursuant to the terms of the Series A Preferred Stock, following the first anniversary of the initial closing of the offering of Series A Preferred Stock (the “Series A Closing”), each holder of Series A Preferred Stock may convert all or any portion of its Series A Preferred Stock into Class A Common Stock based on the then-applicable liquidation preference, subject to anti-dilution adjustments, at any time, but not more than once per quarter, so long as any conversion is for at least $1 million based on the liquidation preference on the date of the conversion notice.

The Issuer has the option, but no obligation, to redeem the Series A Preferred Stock for cash. If the Issuer notifies the holders that it has elected to redeem Series A Preferred Stock, the holder may instead elect to convert such shares.

Following the third anniversary of the Series A Preferred Closing, the Issuer may cause the conversion of all or any portion of the Series A Preferred Stock into Class A Common Stock if (i) the closing price of the Class A Common Stock is greater than 130% of the conversion price for 20 days over any 30-day trading period; (ii) the average daily trading volume of the Class A Common Stock exceeded 250,000 for 20 days over any 30-day trading period; and (iii) the Issuer has an effective registration statement on file with the SEC covering resales of the underlying Class A Common Stock to be received upon such conversion.

Purchased Warrants

The Purchased Warrants are exercisable into Class A Common Stock at an exercise price per share of Class A Common Stock equal to $7.66, subject to adjustment, beginning six months after issuance. The Purchased Warrants have a six-year term.

The information set forth in Item 3 and Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Note Purchase Agreement, dated April 25, 2022, by and between THRC Holdings, LP and AG Energy Funding, LLC.

2	Form of Cash Note (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 28, 2021).

3	Form of Exchange Note (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 28, 2021).

4	Securities Purchase Agreement, dated April 28, 2022, by and between THRC Holdings, LP and AG Energy Funding, LLC.

5	Form of Purchased Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report Form 8-K filed with the SEC on May 24, 2019).

6	Joint Filing Agreement by and among the Reporting Persons, dated as of July 6, 2021 (incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the SEC on July 7, 2021).

7	Power of Attorney – Dan Wilks, dated as of July 6, 2021 (incorporated by reference to Exhibit 99.7 to the Reporting Persons’ Schedule 13D filed with the SEC on July 7, 2021).

8	Power of Attorney – Staci Wilks, dated as of July 6, 2021 (incorporated by reference to Exhibit 99.8 to the Reporting Persons’ Schedule 13D filed with the SEC on July 7, 2021).

9	Power of Attorney – Farris Wilks, dated as of July 6, 2021 (incorporated by reference to Exhibit 99.9 to the Reporting Persons’ Schedule 13D filed with the SEC on July 7, 2021).

10	Power of Attorney – THRC Management, LLC on behalf of itself and its wholly owned subsidiary, THRC Holdings, LP, dated as of July 6, 2021 (incorporated by reference to Exhibit 99.10 to the Reporting Persons’ Schedule 13D filed with the SEC on July 7, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2022

/s/ Dan Wilks
Dan Wilks /s/ Staci Wilks
Staci Wilks

/s/ Farris Wilks
Farris Wilks

THRC Holdings, LP

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

THRC Management, LLC

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact